CONSENT OF INDEPENDENT AUDITOR

We consent to the use in this Amendment No 2. to the Registration Statement on Form 40-F of our report dated January 29, 2018 relating to the consolidated financial statements of CanniMed Therapeutics Inc. appearing in the Registration Statement.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Professional Accountants
Saskatoon, Canada
December 3, 2018